VRDT Corporation
12223 Highland Ave
Suite 106-542
Rancho Cucamonga, CA 91739

March 20, 2013

Via EDGAR

Craig Slivka, Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	VRDT Corporation
Amendment No. 2 to Current Report on Form 8-K
Filed December 26, 2012
Form 10-K/A for the Fiscal Year Ended March 31, 2012
Filed February 8, 2013
Form 10-Q for the Fiscal Quarter Ended September 30, 2012
Filed November 19, 2012
File No. 000-52677

Dear Mr. Slivka:

This letter responds to your correspondence of February 19, 2013 (the “Comment Letter”), with respect to the items referenced above filed by VRDT Corporation, File Number 000-52677.  Specifically, this serves to address the comments of the Staff of the Commission as articulated in the Comment Letter.  Accompanying this letter are revised filings for each items referenced above, which are being submitted to you via EDGAR.

Comment 1:                           We note in your response to comment one of our letter dated January 8, 2013 you state that you believe that you were not a shell prior to the acquisition of 24Tech. Please file a Current Report on Form 8-K reporting the change in shell company status as required by Item 5.06 of Form 8-K.

Response:                     A Current Report on Form 8-K reporting the change in shell status was filed on March 20, 2013.

Comment 2:                           We note your response to comment two of our letter dated January 8, 2013, including that you “believe all information is properly disclosed” and that the disclosure regarding 24Tech is “included for informational purposes and properly labeled.” However, we continue to believe that the disclosure as presented in the Form 8-K suggests that VRDT and 24Tech are two separate, standalone registrants. Further, given that you do not believe you were a shell prior to the acquisition of 24Tech, it does not appear that you need to provide the disclosure required by Item 2.01(e) of Form 8-K. Please revise your Form 8-K to clearly report your acquisition of 24Tech, including providing information required by the appropriate items of Form 8-K. Please ensure that your revised disclosure does not continue to present VRDT and 24Tech as separate registrants.

Response:                      We will resubmit the 8-K removing references to 24Tech within the body of the report. We will leave only the financial statements and the pro-forma statements as they pertain to 24Tech.

Comment 3:                       We note your response to comment eight of our letter dated January 8, 2013 regarding your strategic relationships with certain industry leaders. For each of the agreements that are material to your business, please file a copy of such agreements as exhibits to your next Exchange Act report.

Response:                      We attached these agreements to the Current Report on Form 8-K reporting the change in shell status filed on March 20, 2013, referenced in our response to Comment 1.

Comment 4:                        We have reviewed your responses to prior comments 9, 10, 15 and 16 from our letter dated January 8, 2013. Please note that these comments remain open until you have filed the applicable amendments. We may have further comments after the amendments have been filed.

Response:                      We will respond to any further comments that may be forthcoming on these items.

Comment 5:                        Please amend your Form 10-K to include both sets of signatures that are required by the “Signatures” section as well as General Instruction D of Form 10-K, as requested by our prior comment 14 of our letter dated January 8, 2013.

Response:                      The required signatures will be included when we resubmit our Form 10-K. It is our understanding that the deficiency was the failure to identify Dennis Hogan as both Chief Financial Officer and Chief Accounting Officer. If the deficiency is something else, please elaborate.

Comment 6:                        We have reviewed your response to prior comment 12 from our letter dated January 8, 2013. We continue to have difficulty understanding how you determined it was appropriate to record a prepaid expense related to the shares of restricted stock issued to various officers and key persons as an incentive to complete a registration statement. Please provide us with the journal entries used to record these shares of restricted stock which led to the recording of a prepaid expense. Please note that ASC 718-10-30-17 states “a nonvested equity share or nonvested equity share unit awarded to an employee shall be measured at its fair value as if it were vested and issued on the grant date.” Further, ASC 718-10-30-25 states “an entity shall make its initial best estimate of the requisite service period at the grant date (or at the service inception date, if that precedes the grant date) and shall base accruals of compensation cost on that period.” Thus, cost of the issuance of restricted stock should be recognized over the period during which the employee is performing services in exchange for the award, which is known as the requisite service period. Refer to ASC 718-20-55-4 through 55-40. Please help us better understand how your accounting of these shares of restricted stock complies with ASC 718.

Response:                      Subsequent to discussions with the SEC Staff Accountant, we will restate our financial statement to consider the stock grants as a contra to Equity and we will amortize them from issue date through August 31, 2013. As such, we intend to restate the following financial reports:

•	10-Q for the period ending September 30, 2011

•	10-Q for the period ending December 31, 2011

•	10-K for the period ending March 31, 2012

•	10-Q for the period ending June 30, 2012

•	10-Q for the period ending September 30, 2012

•	10-Q for the period ending December 31, 2012

Comment 7:                        We have reviewed your response to prior comment 17 from our letter dated January 8, 2013. Please clearly disclose the terms of the line of credit including the life of the commitment.

Response:                      We will revise the disclosure as requested.

We trust that the current revised documents sufficiently address the comments articulated by the Staff in the Comment Letter. Please feel free to contact the undersigned should you have any other concerns or comments.

Very truly yours,

VRDT Corporation

By:           /s/ Dennis J Hogan
Dennis J Hogan
Chief Financial Officer

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